SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.0% Convertible Notes Due 2010

(Title of Class of Securities)

029912 AE 2 and 029912 AF 9

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

William H. Hess, Esq.

Executive Vice President, General Counsel, and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO filed by American Tower Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 22, 2007 (the “Schedule TO”), and reports the final results of the offer by the Company to repurchase for cash the 5.0% Convertible Notes due 2010 issued by the Company on February 15, 2000 (the “Securities”), upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of February 15, 2000, by and between the Company and The Bank of New York Trust Company, N.A., as Trustee, (2) the Issuer Repurchase Notice to Holders of American Tower Corporation 5.0% Convertible Notes Due 2010, dated January 22, 2007 and filed as Exhibit (a)(1)(A) to the Schedule TO (the “Issuer Repurchase Notice”), (3) the Securities and (4) the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to the Schedule TO (which Issuer Repurchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

RESULTS OF TENDER OFFER

The Offer expired at 5:00 p.m., New York City time, on Tuesday, February 20, 2007. Pursuant to the Offer, $192,505,000 in aggregate principal amount of the Securities was validly tendered and not withdrawn prior to the expiration of the Offer, all of which was accepted for payment in cash by the Company. Following the Offer, $59,683,000 in aggregate principal amount of the Securities remained outstanding. The repurchase price for the Securities was $1,000 per $1,000 principal amount, plus accrued and unpaid interest up to but excluding February 20, 2007. The aggregate repurchase price for all Securities validly surrendered for repurchase and not withdrawn was $192,638,684. Payment of the Securities was made with cash on hand and proceeds from borrowings under the Company’s credit facilities.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

/s/ Bradley E. Singer
Bradley E. Singer Chief Financial Officer and Treasurer

Date: February 22, 2007